UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                                 MILLENNIA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   60036M 20 2
        ----------------------------------------------------------------
                                 (CUSIP Number)

                              Ronald L. Brown, Esq.
                                Andrews Kurth LLP
                          1717 Main Street, Suite 3700
                               Dallas, Texas 75201
                                 (214) 659-4400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 14, 2005
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 60036M202                                                  Page 2 of 4
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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Halter Capital Corporation
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


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      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]


--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   1,958,100
          BENEFICIALLY
            OWNED BY             -----------------------------------------------
              EACH                    8      SHARED VOTING POWER
           REPORTING
             PERSON                                  0
              WITH               -----------------------------------------------
                                      9      SOLE DISPOSITIVE POWER

                                                     1,958,100
                                 -----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                     0
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,958,100
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               [ ]


--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         83.8%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

                         CO
--------------------------------------------------------------------------------

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CUSIP No. 60036M202                                                  Page 3 of 4
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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kevin B. Halter
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS


--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]


--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                  166,427
          BENEFICIALLY
            OWNED BY             -----------------------------------------------
              EACH                    8      SHARED VOTING POWER
           REPORTING
             PERSON                                  1,958,100
              WITH               -----------------------------------------------
                                      9      SOLE DISPOSITIVE POWER

                                                     166,427
                                 -----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                     1,958,100
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,124,527
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               [ ]


--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         90.8%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

                         IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 60036M202                                                  Page 4 of 4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kevin B. Halter, Jr.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS


--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]


--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                  141,345
          BENEFICIALLY
            OWNED BY             -----------------------------------------------
              EACH                    8      SHARED VOTING POWER
           REPORTING
             PERSON                                  1,958,100
              WITH               -----------------------------------------------
                                      9      SOLE DISPOSITIVE POWER

                                                     141,345
                                 -----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                     1,958,100
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,099,445
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               [ ]


--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         89.8%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

                         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-1

ITEM 1.  Security and Issuer.
         -------------------

         This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Millennia, Inc., a Nevada corporation (the "Issuer") and is being filed by Halter Capital Corporation, a Texas corporation (the "Reporting Person"). The Issuer's principal executive offices are located at 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.


ITEM 2.  Identity and Background.
         -----------------------

          (a) Name. The name of the Reporting Person is Halter Capital Corporation. The Reporting Person is owned and managed by Kevin
               B. Halter and Kevin B. Halter, Jr.

          (b) Business Address. The business address for the Reporting Person is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

          (c) Occupation and Employment. The Reporting Person is a financial consulting company.

  (d) and (e)  Proceedings.  During the previous  five (5) years,  the Reporting
               Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship. The Reporting Person is a Texas corporation. Messrs. Halter are both citizens of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The Reporting Person is the beneficial owner of 1,958,100 shares (the "Shares") of the Issuer's Common Stock which it acquired in 2002 and 2005 in private purchases from corporate working capital. Kevin Halter acquired his personal shares in 1997 in a private purchase using personal funds. Kevin Halter Jr. acquired his personal shares in 2002 in a private purchase using personal funds.

ITEM 4.  Purpose of Transaction.
         ----------------------

         The Shares were acquired by the Reporting Person for investment purposes. The Reporting Person intends to periodically review its investment in the Issuer and, based on a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions.

         The Reporting Person does not have any current plans or proposals which would relate to or would result in:

          o any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; provided, however, that the Reporting Person and the Issuer may seek to identify one or more operating companies for an acquisition in which the Issuer would be the surviving company;
          o a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
          o any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          o any material change in the present capitalization or dividend policy of the Issuer;
          o any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
          o changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
          o causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          o a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
          o    any action similar to any of those enumerated above.

         The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.  Interests in Securities of the Issuer.
         -------------------------------------

          (a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 1,958,100 shares of Common Stock of the Issuer, representing approximately 83.8% of the class. The two equal shareholders of the Reporting Person, Kevin
               B. Halter and Kevin B. Halter, Jr. also own in their individual names, 166,427 and 141,345 shares, respectively.

          (b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to
               Item 5(a) above.

          (c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

          (d)  Certain Rights of Other Persons. Not applicable.

          (e)  Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.  Contracts, Arrangements, or Understandings or Relationships with
         ----------------------------------------------------------------
         Respect to Securities of the Issuer.
         ------------------------------------


         The  Reporting   Person  does  not  have  any  contract,   arrangement,
understanding  or  relationship   with  respect  to  securities  of  the  Issuer
including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  Material to be Filed as Exhibits.
         --------------------------------

                  No.      Document
                  ---      --------

                  1.       Joint Filing Agreement

         After reasonable inquiry, and to the best of the Reporting Person's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  May 20, 2008

                                                  HALTER CAPITAL CORPORATION



                                                  By: /s/ Kevin B. Halter
                                                      --------------------------
                                                      Kevin B. Halter, President


                     Attention: Intentional misstatements or
                      omissions of fact constitute Federal
                  criminal violations (See 18 U.S.C. ss. 1001).

                                INDEX OF EXHIBITS


                  No.      Document

                  1.       Joint Filing Agreement

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Millennia, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of May 14, 2008.

                                                 HALTER CAPITAL CORPORATION

                                                 By:  /s/ Kevin B. Halter
                                                      --------------------------
                                                      Kevin B. Halter, President


                                                   /s/ Kevin B. Halter
                                                   -----------------------------
                                                   Kevin B. Halter

                                                   /s/ Kevin B. Halter, Jr.
                                                   -----------------------------
                                                   Kevin B. Halter, Jr.